

Independent Accountant's Review Report

To Management
LiquidPiston, Inc.
Bloomfield, CT

I have reviewed the accompanying balance sheet of LiquidPiston, Inc. as of December 31, 2015 , and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The 2014 financial statements were audited by other accountants. They expressed an unmodified opinion on them in their report dated September 30, 2015. They have not performed any auditing procedures since that date.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 22, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LIQUIDPISTION, INC

Financial Statements

As of December 31, 2015 and 2014 and for the years ended December 31 2015 and 2014

LIQUIDPISTON LLC

TABLE OF CONTENTS

BALANCE SHEETS (UNAUDITED)
LIQUIDPISTON, INC.

DECEMBER 31, 2015 and 2014

ASSETS

	2015	2014
Current assets:		
Cash and cash equivalents	$ 425,569	$ 809,238
Accounts receivable, net	57,600	83,142
Prepaid Expenses	14,419	21,816
Prepaid Income Expenses	7,455	10,436
Total Current Assets	**505,043**	**924,632**
Property and Equipment, at cost:		
Machinery	667,899	707,402
Computer and office equipment	94,193	105,770
Total property and equipment, at cost	762,092	813,172
Less: accumulated depreciation	(532,487)	(462,887)
Net property and equipment	**229,605**	**350,285**
Other Assets		
Intangible assets, net	556,728	427,440
Deposits	2,000	2,000
Total other assets	**558,728**	**429,440**
TOTAL ASSETS	**$ 1,293,377**	**$ 1,704,357**

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2015	2014
Current liabilities:		
Convertible secured notes	$ 2,250,000	$ 2,250,000
Accounts payable	29,196	29,487
Other Accrued liabilities	—	14,115
Accrued interest payable	137,797	45,978
Total Current Liabilities	**2,416,993**	**2,339,580**
Stockholders' deficit:		
Common stock, $0.1 par value, authorized 55,000,003 shares, 5,176,728 shares issued and outstanding, 49,823,275 reserved	17,403	17,340
Common stock additional paid-in capital	33,781	33,781
Series A preferred stock, $.01 par value, authorized 1,018,740 shares, 1,018,740 shares issued and outstanding	10,187	10,187
Series A additional paid-in capital	1,224,363	1,224,363
Series A-1 preferred stock, $.01 par value, authorized 3,173,917 shares, 3,170,626 shares issued and outstanding	31,706	31,706
Series A-1 additional paid-in capital	4,817,273	4,817,273
Series B preferred stock, $.01 par value, authorized 15,069,813 shares, 15,035,856 shares issued and outstanding	150,359	150,359
Series B additional paid-in capital	6,311,366	6,311,366
Series C preferred stock, $.01 par value, authorized 16,200,000 shares, 6,192,706 shares issued and outstanding	61,927	61,927
Series C additional paid-in capital	2,352,424	2,352,424
Series D preferred stock, $.01 par value, authorized 19,200,000 shares, 8,649,247 shares issued and outstanding	86,492	—
Series D additional paid-in capital	1,913,508	—
Accumulated deficit	(18,134,405)	(15,645,949)
Total Stockholders' Deficit	**(1,123,616)**	**(635,223)**
Total Liabilities and Stockholders' Deficit	**$ 1,293,377**	**$ 1,704,357**

See accompanying notes, which are an integral part of these financial statements

STATEMENTS OF OPERATIONS (UNAUDITED)
LIQUIDPISTON, INC.

DECEMBER 31, 2015

	2015	2014
NET SALES	$ —	$ —
Costs of Sales	—	—
GROSS PROFIT	—	—
Operating Expenses	439,816	533,140
Research and development	2,161,570	2,168,234
LOSS FROM OPERATIONS	(2,601,386)	(2,701,374)
OTHER INCOME (EXPENSE)		
Interest income	955	1,079
Grant income	345,081	—
Loss on disposal of assets	(29,000)	(3,790)
Dividend income	—	—
Interest expense	(91,820)	(45,978)
Other income	—	25,587
Total Other Income (Expense)	225,217	(23,102)
NET LOSS BEFORE PROVISION FOR INCOME TAX	(2,376,169)	(2,724,476)
Provision for income tax	5,130	2,150
NET LOSS	$ (2,381,300)	$ (2,726,626)

See accompanying notes, which are an integral part of these financial statements

STATEMENTS OF CASH FLOWS (UNAUDITED)
LIQUIDPISTON, INC.

DECEMBER 31, 2015

	2015	2014
Operating activities:		
Cash received from grants:	$ 345,081	$ —
Cash paid to suppliers and employers	(2,712,029)	(2,687,437)
Other income	—	25,587
Interest received	955	1,079
Interest paid	—	—
Taxes paid	2,150	(2,878)
Net cash used for operating activities	(2,363,843)	(2,663,649)
INVESTING ACTIVITIES:		
Purchase of property and equipment	120,680	(18,193)
Purchase of intangible assets	(140,571)	(143,280)
Net cash used for investing activities	(19,892)	(161,473)
FINANCING ACTIVITIES:		
Proceeds from the issuance of stock	2,000,063	1,285
Issuance of secured notes	—	2,250,000
Net cash provided by financing activities	2,000,063	2,251,285
DECREASE IN CASH AND CASH EQUIVALENTS	(383,671)	(573,837)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	809,238	1,383,075
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 425,567	$ 809,238

See accompanying notes, which are an integral part of these financial statements

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

LIQUIDPISTON, INC.

DECEMBER 31, 2015

	Common Stock $.01 Par Value			Series A Preferred Stock $.01 Par Value			Series A-1 Preferred Stock $.01 Par Value			Series B Preferred Stock $.01 Par Value			Series C Preferred Stock $.01 Par Value			Series D Preferred Stock $.01 Par Value				
	Shares	Par value	Additonal Paid in Capital	Shares	Par value	Additonal Paid in Capital	Shares	Par value	Additonal Paid in Capital	Shares	Par value	Additonal Paid in Capital	Shares	Par value	Additonal Paid in Capital	Shares	Par value	Additonal Paid in Capital	Accumulated Deficit	Total
Balance at January 1, 2014	5,050,965	$ 16,082	$ 33,781	1,018,740	$ 10,187	$ 1,224,363	3,170,626	$ 31,706	$ 4,817,273	15,035,856	$ 150,359	$ 6,311,366	6,192,706	$ 61,927	$ 2,352,424	—	$ —	$ —	$(12,919,323)	$ 2,090,145
Issuance of common stock for cash: ($.01 per share)	125,763	1,258	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,258
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,726,626)	(2,726,626)
Balance at December 31, 2014	5,176,728	17,340	33,781	1,018,740	10,187	1,224,363	3,170,626	31,706	4,817,273	15,035,856	150,359	6,311,366	6,192,706	61,927	2,352,424	—	—	—	(15,645,949)	(635,223)
Issuance of preferred shares for cash: ($.01 per share)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,649,200	86,492	1,913,508	—	2,000,000
Issuance of common stock for cash: ($.01 per share)	6,300	63	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	63
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,529,192)	(2,529,192)
Balance at December 31, 2015	5,183,028	$ 17,403	$ 33,781	1,018,740	$ 10,187	$ 1,224,363	3,170,626	$ 31,706	$ 4,817,273	15,035,856	$ 150,359	$ 6,311,366	6,192,706	$ 61,927	$ 2,352,424	8,649,200	$ 86,492	$ 1,913,508	$(18,175,141)	$ (1,164,352)

Not audited or reviewed – no assurance is provided

See accompanying notes, which are an integral part of these financial statements

- 6 -

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BUSINESS ACTIVITIES

   LiquidPiston, Inc., which was incorporated June 21, 2004, is a startup company which is developing a reduced pollutant emissions and fuel efficient engine. Operations are based out of Bloomfield, Connecticut.

   At **December 31, 2015**, the Company's business operations had not been fully developed and revenues were not at a sufficient level to sustain ongoing operating costs. The Company remains highly dependent upon funding from non-operational sources.   As a result, the Company continued to be classified as a development stage company through 2015.

   CASH AND CASH EQUIVALENTS

   For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

   PROPERTY AND EQUIPMENT, AT COST

   Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets using the straight-line and accelerated methods for financial statement purposes. The Company capitalizes all items over $1,500. Depreciation expense totaled **$107,158 and $115,142** for the years ended **December 31, 2015 and 2014, respectively**.

   ADVERTISING COSTS

   Advertising costs, which are included in operating expenses, are expensed as incurred and amounted to **$6,315 and $22,711** for the years ended **December 31, 2015 and 2014, respectively**.

   RESEARCH AND DEVELOPMENT COSTS

   Expenditures for research activities relating to product development are charged to expense as incurred.   Such expenditures amounted to **$2,161,570 and $2,168,234** in **2015 and 2014, respectively**.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(Continued)*

   INCOME TAXES

   As required under generally accepted accounting principles the Company adopted in 2012 the accounting pronouncement regarding uncertain tax positions.

   When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

   If the Company incurred interest and penalties associated with unrecognized tax benefits these amounts would be classified as additional income taxes in the statement of operations and accumulated deficit.

   As of **December 31, 2015**, the Company determined it had no uncertain income tax positions for which a liability needed to be recorded.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   SUBSEQUENT EVENTS

   The Company has evaluated all subsequent events through August 22, 2016, the date on which these statements were available to be issued. See Note 12 for a discussion of subsequent events noted.

2.   **INTANGIBLE ASSETS**

In 2015, the Company incurred expenses of $136,242 and $143,280 for the years ending December 31, 2015 and 2014, respectively, relating to patent applications. The Company's patent costs will be amortized on a straight-line basis over a determined useful life and will begin once the patent is approved. At **December 31, 2015** there are twelve patents that have been issued and fourteen patents pending approval. Total amortization of the approved patents for each of the years ended **December 31, 2015 and 2014** was **$11,283**. Amortization expense for each of the next five years for the approved patents is **$11,283.**

Costs relating to unapproved patents abandoned or expired will be expensed in the year abandoned or expired. There were no expenses for abandoned patents for the year ended **December 31, 2015.**

3.   **RETIREMENT PLAN**

As of January 1, 2013, the Company maintains a qualified defined contribution profit sharing plan (the "Plan"). This plan covers all employees who have completed 1,000 hours of service. The Company may make, on behalf of each participant who is eligible to share in the qualified non-elective contribution for the Plan year, a discretionary qualified non-elective contribution equal to a uniform percentage of each eligible individual's compensation. There was $750 of contributions by the Company for the year ended **December 31, 2014**. **The Retirement Plan was dissolved during the year ended December 31 2014.**

4.   **OPERATING LEASES**

The Company leases office and warehouse space located in Bloomfield, CT under a lease which expired in October 2012. At the end of the current lease period the lessor agreed to rent on a month to month basis with all rental rates and conditions remaining in effect. Rent for this space is payable in monthly installments of $2,000 plus reimbursement of certain improvement costs incurred by the rental property for one year. Rent expense for each of the years ending **December 31, 2015 and 2014** was **$24,000.**

5.   **CONCENTRATIONS OF CREDIT RISK**

The Company purchased a substantial portion of products from one vendor during 2015. During the years ended **December 31, 2015 and 2014**, purchases from this vendor totaled (**$196,856**) **46%** or (**$219,665**) **59%** of total purchases. At **December 31, 2015 and 2014**, there was zero in accounts payable due to the vendor.

At various times during the year, the Company had cash in excess of federally insured limits of $250,000 on deposit with major financial institutions.

6.   CONVERTIBLE SECURED NOTES

In 2014, the Company borrowed **$2,250,000** in the form of a series of convertible secured notes, with all notes following the same terms and conditions. The notes bore interest compounded annually at a rate of 4%, were secured by the benefits of certain security documents and are were due payable on February 12, 2015 which was extended to November 12, 2015. The Company defaulted on the notes, however, entered into an Agreement and Plan of Merger to settle the notes on January 13, 2016. *See subsequent events note 12.*

The outstanding amount due on the convertible secured notes may be converted in whole or part at the option of the note holder(s) into Series C Preferred Stock at any time prior to the Maturity Date at the conversion rate of $0.401343 per share. The notes also contain a "Change of Control" provision by which they shall automatically convert into Series C Preferred Stock at the conversion rate stated above, absent delivery of notice by note holder(s) to the contrary, in the event that a "Change of Control" event occurs as defined by Section 3.2 of the Secured Convertible Promissory Note(s). The notes were amended to convert into Series D stock, at $.23 per share.

Additionally, the notes are subject to both affirmative and negative covenants, none of which the Company was in violation of as of December 31, 2014. See Note 13 for subsequent events regarding amendments to these convertible secured notes.

As of **December 31, 2015**, interest accrued on the convertible secured notes totaled **$137,797**.

7.   STOCK WARRANT

The Company has issued stock warrant agreements entitling the holder the right to purchase shares of either common or preferred stock at any time or from time to time during the exercise period. The exercise period commences on the date of the agreement and expires in ten years. No warrants were exercised for the years ended **December 31, 2015 and 2014.**

8. **QUALIFIED INCENTIVE AND NON-QUALIFIED STOCK OPTION AGREEMENT**

The Company's 2007 Equity Incentive Plan (the "Plan"), which is shareholder-approved, permits the grant of qualified incentive and non-qualified share options and shares to its employees and other service providers. In 2011 the Company amended the 2007 Equity Incentive plan to reserve 731,533 shares of Common Stock for issuance under the plan. The Company believes that such awards better align the interests of its employees and other service providers with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 3 to 4 years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan.

Under the plan qualified incentive share options are options that satisfy the requirements of the Internal Revenue Code section 422. Non-qualified share options are options that do not satisfy the requirements of the Internal Revenue Code section 422.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions based on company data. The current fair market value of the Company stock is determined by an independent appraisal firm. The Company uses historical volatility data for expected volatility and estimates the expected term of its stock options based on the historical life of the Company's options. The expected term represents an estimate of the time options that are expected to remain outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant.

During the year ended **December 31, 2015**, no options were exercised.

9. **INCENTIVE STOCK OPTION AGREEMENT**

A summary of option activity under the Plan as of **December 31, 2015**, and changes during the year then ended is presented below:

Options	Shares
Outstanding at January 1, 2015	2,717,995
Granted	—
Exercised	—
Forfeited or expired	—
Outstanding at December 31, 2015	2,717,995
Exercisable at December 31, 2015	430,584

9. INCENTIVE STOCK OPTION AGREEMENT, *(Continued)*

A summary of the status of the Company's non-vested shares as of **December 31, 2015**, and changes during the year ended **December 31, 2015**, is presented below:

Non-vested Shares	Shares
Non-vested at January 1, 2015	2,287,411
Granted	—
Vested	—
Exercised	—
Non-vested at December 31, 2014	2,287,411

As of **December 31, 2014** there was no compensation expense recorded for vested shares for qualified incentive stock options to employees.

10. PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended **December 31, 2015** consists of the following:

State	$ 5,130
Provision for income taxes, *page 3*	**$ 5,130**

The income tax provision differs from the amount of income tax determined by applying the United States federal income tax rate to pretax income for the year ended **December 31, 2015** due to permanent differences such as non-deductible meals and entertainment.

The Company's net deferred tax assets consist of the following components as of **December 31, 2015**:

Deferred tax assets:	
Loss carryforwards	$ 5,503,485
Less: valuation allowance	5,503,485
Net deferred tax assets	**$ —**

During the year ended **December 31, 2015**, the Company recorded a valuation allowance of **$5,503,485** on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized.   Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. Since the Company is in the development stage, management is unable to project when the net deferred tax asset will be recovered.

10. PROVISION FOR INCOME TAXES, *(Continued)*

Loss carryforwards for federal tax purposes as of **December 31, 2015**, have the following expiration dates:

Expiration Date	Amount
2024	$ 946
2025	15,342
2026	11,877
2027	299,559
2028	974,224
2029	1,671,733
2030	1,948,132
2031	2,418,257
2032	2,467,547
2033	2,944,320
2034	2,693,622
2035	2,578,955
Total	18,024,514

Loss carryforwards for state tax purposes as of **December 31, 2015**, have the following expiration dates:

Expiration Date	Amount
2024	$ 946
2025	15,342
2026	11,877
2027	297,506
2028	969,865
2029	1,670,648
2030	1,946,647
2031	2,414,731
2032	2,462,094
2033	2,936,996
2034	2,689,124
2035	2,572,976
Total	17,988,752

The Company has research activity credit carryforwards which have the following expiration dates:

Expiration Date	Amount
2029	$ 48,377
2030	42,502
Total	$ 90,879

11. RECONCILIATION OF NET LOSS TO NET CASH USED FOR OPERATING ACTIVITIES

NET LOSS, *page 3*	**$ (2,381,169)**
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation and amortization	$ 107,158
Loss on abandonment of patents	11,283
Decrease (increase) in:	
Accounts receivable	25,542
Prepaid income taxes	2,981
Prepaid expenses	7,397
Increase (decrease) in:	
Accrued interest payable	91,819
Accounts payable	(291)
Accrued expenses and taxes	(14,115)
Total adjustments	**$ 17,457**
NET CASH USED FOR OPERATING ACTIVITIES, *page 5*	**$ (2,363,843)**

12. SUBSEQUENT EVENTS

Prior to December 31, 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders. The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs.

In December 2015, the company Management approached the Company with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders.

On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. As part of the merger, LiquidPiston Inc. paid $466,000 as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., agreed to pay $100,000 distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger.